UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of June , 2005

                          Knightsbridge Tankers Limited
                 (Translation of registrant's name into English)

                   Par-la-Ville Place, 14 Par-la-Ville Road,
                        Hamilton HM 08, Bermuda (Address
                         of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F   X     Form 40-F
                                    -----              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No    X
                                 -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1, is a copy of the Notice of Annual Meeting of Shareholders of Knightsbridge Tankers Limited (the "Company"), and accompanying Chairman's letter to Shareholders and Proxy Statement, each dated May 23, 2005, in connection with the Annual Meeting of Shareholders of the Company to be held June 27, 2005.

                             TO THE SHAREHOLDERS OF
                          KNIGHTSBRIDGE TANKERS LIMITED


Enclosed is a Notice of the Annual General Meeting of Shareholders (the "Notice") of Knightsbridge Tankers Limited (the "Company") that will be held at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda on Monday June 27, 2005, at 11:00 a.m. (Bermuda time).

At this Annual General Meeting (the "Meeting"), shareholders of the Company will consider and vote upon proposals (1) to elect a total of five Directors to serve until the next Annual General Meeting of Shareholders; (2) to approve the appointment of Moore Stephens P.C. as the Company's independent auditors and to authorize the Board of Directors to determine the auditors' remuneration; and
(3) to amend the Company's Bye-laws to remove the current restrictions on the Company's business activities

The Board believes that the proposal to amend the Company's bye-laws is important to the Company's future ability to operate and compete successfully in the tanker market. The Board believes that a vessel owning and operating company needs flexibility and that it is no longer appropriate to limit, by means of its bye-laws, the powers of the Company to engage in the full potential range of business activities including renewal of the fleet over time. Amending the bye-laws will allow the Board to consider fully any inquiries that the Company may receive with respect to proposed business combinations, or to pursue potential vessel acquisitions, or business combinations on its own initiative.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

It is important to vote. Whether or not you plan to attend the general meeting, please complete, date, sign and return the enclosed proxy in the enclosed envelope, which does not require postage if mailed within the United States. The vote of every shareholder is important and your cooperation in returning your executed proxy promptly will be appreciated. Any signed proxy returned and not completed will be voted in favor of all the proposals listed in the proxy statement.

                                            Very truly yours,

                                            Ola Lorentzon
                                            Chairman


Knightsbridge Tankers Limited               Knightsbridge Tankers Limited
Investor Relations                          Registered Office
Telephone: +47 23 11 40 00                  Par-la-Ville Place,
www.knightsbridgetankers.com                14 Par-la-Ville Road
                                            Hamilton, HM 08, Bermuda

                          KNIGHTSBRIDGE TANKERS LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  JUNE 27, 2005


NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Knightsbridge Tankers Limited (the "Company") will be held on June 27, 2005 at 11:00 a.m. local time, at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To receive the Company's audited consolidated financial statements for the year ended December 31, 2004.

2. To elect a total of five Directors to serve until the end of the next Annual General Meeting of Shareholders or until their respective successors are duly elected.

3. To appoint Moore Stephens P.C. as the Company's independent auditors and to authorize the Board of Directors to determine the auditors' remuneration.

4. To amend the Company's Bye-laws 83. and 85. to remove the current restrictions on the Company's business activities.

5. To transact other such of business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business May 20, 2005, as the record date for the determination of the shareholders entitled to receive notice of the Annual General Meeting or any adjournment thereof.


                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            Kate Blankenship
                                            Secretary

Dated:   May 23, 2005
Hamilton, Bermuda

                          KNIGHTSBRIDGE TANKERS LIMITED
                               PAR-LA-VILLE PLACE
                              14 PAR-LA-VILLE ROAD
                             HAMILTON HM 08, BERMUDA
                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                       TO BE HELD ON MONDAY, JUNE 27, 2005
                              ---------------------

                 INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or "Directors") of Knightsbridge Tankers Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Hamilton, Bermuda on Monday, June 27, 2005, at 11:00 a.m. local time (the "Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.

The outstanding shares of the Company at May 20, 2005 (the "Record Date"), consisted of 17,100,000 common shares, par value $0.01 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Common Share then held. One-third of the outstanding Common Shares shall constitute a quorum at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the Nasdaq National Market under the symbol "VLCCF."

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's principal office, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Annual General Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board of Directors if you choose to do so. You are urged to indicate the way you wish to vote on each matter in the space provided. If no space is marked, it will be voted by the proxies named therein (1) FOR the election of Directors as set forth below, (2) FOR appointment of Moore Stephens P.C. as independent auditors and to authorize the Board of Directors to fix the auditors' remuneration; (3) FOR amendments to the Company's Bye-laws 83. and 85; and (4) in such persons' discretion upon such other business as may properly come before the meeting.

The Company, will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals. In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the Directors, officers, employees, and appointed agents of the Company by telephone, cable and personal interviews. Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.



                      PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the year ended December 31, 2004 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the year ended December 31, 2004 have been provided to Shareholders by inclusion in the Annual Report on Form 20-F mailed with this Notice of Meeting. The Company's Annual Report on Form 20-F is also available on our website at www.knightbridgetankers.com.



                                COMPANY PROPOSALS

                       PROPOSAL 1 - ELECTION OF DIRECTORS

Pursuant to the Company's Bye-laws the number of Directors of the Company has been set at five. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

The Board has nominated the five persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

    Name                      Age   Director Since   Position with the Company
    ----                      ---   --------------   -------------------------

    Ola Lorentzon             55      1996           Director, Chairman

    Tor Olav Tr0im            42      2000           Director, Vice-Chairman
                                                     and Chief Executive Officer

    Douglas C. Wolcott        73      1996           Director and
                                                     Audit Committee Member

    David M. White            64      1996           Director and Audit
                                                     Committee Chairman

    Timothy Counsell          46      1998           Director

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. From September 18, 1996 to May 26, 2000 he was also Deputy Chairman and Treasurer. Mr. Lorentzon was a director and President of ICB Shipping AB from 1987 until 2001. Mr. Lorentzon was also Managing Director of Frontline Management AS, a subsidiary of Frontline Ltd., a Bermuda company listed on the New York Stock Exchange and the Oslo Stock Exchange, from April 2000 until September 2003. Mr. Lorentzon was a director of the United Kingdom Protection and Indemnity Club until 2002. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Tor Olav Tr0im has been a director, Vice Chairman and Chief Executive Officer of the Company since May 26, 2000 and a director of Frontline since July 1, 1996. Since May 2001, Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market. He is a director of Aktiv Inkasso ASA, a Norwegian Oslo Stock Exchange listed company, and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. He is also Chief Executive Officer and a director of Ship Finance International Limited a Bermuda company listed on the New York Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. Mr. Wolcott previously served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of London & Overseas Freighters Limited. He is currently a director of the American Bureau of Shipping.

David M. White has been a director of the Company since September 18, 1996. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

Timothy Counsell has been a director of Knightsbridge Tankers Limited since March 27, 1998. Mr. Counsell is a partner of the law firm of Appleby Spurling Hunter, Bermudian counsel to the Company and the Manager, and has been with that firm since 1990.


Messrs. Wolcott and White are members of the Audit Committee of the Board of Directors.

The approval of this proposal will require a majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

                      * * * * * * * * * * * * * * * * * * *

                PROPOSAL 2 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of Moore Stephens P.C. as the Company's independent auditors and to authorize the Board of Directors to determine the auditors' remuneration.

Audit services provided by Moore Stephens P.C. in fiscal year 2004 included the examination of the consolidated financial statements of the Company and its subsidiaries.

All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

The approval of this proposal will require a majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF MOORE STEPHENS P.C. AS INDEPENDENT AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

                      * * * * * * * * * * * * * * * * * * *

           PROPOSAL 3 - AMENDMENTS TO THE COMPANY'S BYE-LAWS 83 AND 85

Background

The Company was incorporated in Bermuda on September 18, 1996, for the purpose of acquiring, owning, leasing, chartering and disposing (through wholly-owned subsidiaries) of five very large crude carriers ("VLCCs") (the "Vessels"). Since its inception, the business of the Company has been limited by its bye-laws to the acquisition, disposition, ownership, leasing and chartering of the Vessels, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including entering into the Charters, the U.K. Finance Leases, Credit Facility, Management Agreement (all as defined below) and conducting its initial public offering. As part of its negotiations with the charterer of the Vessels and the underwriters of the initial public offering, the Company agreed to include a specific bye-law, Bye-Law 83, that, in essence, limited its activities to those transactions. Such limitations are not usual for traditional ship owning and operating companies.

The Company chartered the Vessels to Shell International Petroleum Company Limited, a company in the Royal Dutch Shell group of companies ("Shell") on bareboat charters (the "Charters") for an initial period of approximately seven years with an option for Shell to extend the Charters for another seven-year period. Shell did not extend the bareboat charters for any of the Vessels for a second seven year period. Consequently, the bareboat charters to Shell expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company.

At the time the Vessels were delivered, the Company's subsidiaries entered into conditional sale/leaseback arrangements (the "U.K. Finance Leases") with a subsidiary of a United Kingdom financial institution (the "U.K. Lessor") pursuant to which each subsidiary sold a Vessel to the U.K. Lessor under a conditional sale agreement and concurrently leased its Vessel back from the U.K. Lessor for a term of 25 years. The U.K. Finance Leases were terminated when the Charters expired.

The Company's credit facility (the "Credit Facility") was comprised of term loans from a syndicate of international lenders in the amount of $125.4 million. These term loans were refinanced in March 2004 with a $140.0 million facility.

Since its initial public offering in 1997, the Company has been managed by ICB Shipping (Bermuda) Ltd. (the "Manager"), a subsidiary of Frontline Ltd. ("Frontline") pursuant to a management agreement (the "Management Agreement'). Frontline is a New York Stock Exchange and Oslo Stock Exchange listed VLCC and Suezmax tanker owner and operator. Under the Management Agreement, the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by its Board of Directors. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate in 2012, unless earlier terminated pursuant to its terms.

Even though the Charters have expired, under Bye-Law 83, unless amended, the Company's business activities are still limited to the following:

   o     rechartering the Vessels,

   o     refinancing or replacing the Credit Facility,

   o     acting in connection with the U.K. Finance Leases,

   o     acting in connection with the Management Agreement,

   o     offering Common Shares and listing them,

   o enforcing its rights in connection with the Charters, the Credit Facility, the U.K. Finance Leases, the Management Agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and

   o leasing, selling or otherwise disposing of the Vessels (or Vessel owning subsidiaries) on termination of the Charters or subsequent charters.

These powers do not specifically include, for example, acquiring vessels, changing a vessel's flag or registry or changing managers. These are activities that are standard practice for traditional ship owning and operating companies.

Since Bye-Law 83 limits the Company's business activities to those enumerated in that bye-law, the Company cannot say with certainty that it may undertake activities that Bye-Law 83 does not specify. The Board would likely require the opinion of Bermuda counsel before engaging in any of those activities. Lenders and other parties with whom the Company deals may also require opinions of counsel in such circumstances.



The Board's View

Bye-Law 83 contains restrictions on the Company's activities that relate to the specific purposes for which the Company was organized in 1996 - to acquire the Vessels, enter into the Charter and the U.K. Finance Leases, and related transactions. The Board believes that these specific purposes are no longer relevant to the Company's operations in 2005.

The Board has no present plan or intention to change the Company's business plan. However, the Board believes that a vessel owning and operating company needs flexibility. The Memorandum of Association of the Company sets out the permitted activities of the Company. The Board further believes that it is no longer appropriate to limit, by means of its bye-laws, the powers of the Company to engage in the full potential range of business activities including possible vessel acquisitions or disposals. Moreover, amending the bye-laws will allow the Board to consider fully any inquiries that the Company may receive with respect to proposed business combinations, or to pursue potential business combinations on its own initiative.

Expanding the range of the Company's permitted activities will be accomplished by way of amending Bye-Law 83 to delete the present limitation, together with the list of "permitted activities" that follows it, as that list will no longer be relevant. A conforming change will also be made to Bye-Law 85.

For full texts of Bye-Law 83 and Bye-Law 85, marked to show the proposed changes, please see Appendix B to this Proxy Statement. The complete text of the Company's bye-laws was filed as exhibit 3.1 to Amendment No. 2 to the Company's Registration Statement on Form F-1 (Registration No. 333-6170), filed with the Securities and Exchange Commission ("SEC") on February 4, 1997.

The affirmative vote of not less than 66 2/3% of the holders of Company's issued and outstanding Common Shares is required to amend the Company's Bye-laws to permit the Company to engage in any activity permitted by law. It is important that you vote, as abstentions in effect, will count as votes against amending the Bye-laws.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR PROPOSAL 3 TO AMEND THE COMPANY'S BYE-LAWS 83. AND 85.

                      * * * * * * * * * * * * * * * * * * *

                                OTHER INFORMATION

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

                                            By Order of the Directors

                                            Kate Blankenship
                                            Secretary

May 23, 2005
Hamilton, Bermuda

                                                                      Appendix A

This Appendix shows the present and proposed texts of Bye-Law 83 and Bye-Law 85. Present text that is proposed to be deleted is shown in strikethrough and new proposed text is shown in bold.

                         POWERS AND DUTIES OF THE BOARD


83. Subject to the provisions of the Companies Acts and these Bye-Laws and to any directions given by the Company [start of proposed text] in a general meeting [end of proposed text] [start deleted text] by Resolution [end of deleted text], the Board of Directors shall manage the business of the Company from outside the United States [start of proposed text], and may pay all expenses incurred in promoting and incorporating the Company and may exercise all powers of the Company in furtherance of the Company's business activities.[end of proposed text] [start of deleted text] provided that the business activities of the Company shall, notwithstanding the provisions of the Company's Memorandum of Association, be confined to:[end of deleted text]

[start of deleted text]    (i)      establishing the Subsidiaries as
                                    wholly-owned subsidiaries to own the Vessels and taking all acts necessary to register the Vessels in the registry of the Isle of Man;
                           (ii)     entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Assignment Agreement;
                           (iii)    causing the Subsidiaries to enter into or
                                    become a party to and take all acts in
                                    connection with, and causing the
                                    Subsidiaries to enter into and become a
                                    party to and take all acts in connection with, the Memoranda of Agreement;
                           (iv)     entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Guaranty;
                           (v)      entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Original Charters with the Charterer and subsequent Charters with any subsequent charterer of the Vessels;
                           (vi)     entering into, or becoming a party to, and
                                    taking all acts in connection with the
                                    Credit Facility or any refinancing or
                                    replacement thereof;
                           (vii)    entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the U.K. Finance Leases;
                           (viii)   entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with, the Underwriting Agreement;
                           (ix)     entering into or becoming a party to, and
                                    taking all acts in connection with, the
                                    Management Agreement;
                           (x)      entering into or becoming a party to and
                                    taking all acts in connection with, and
                                    causing the Subsidiaries to enter into and become a party to and take all acts in connection with any other of the Transaction
                                    Documents;
                           (xi)     entering into, or becoming a party to any
                                    agreement and performing all acts necessary for the conduct of an offering by the Company of the Common Shares and their listing on any stock exchange and/or their inclusion in any securities market;
                           (xii)    enforcing its rights and performing its
                                    obligations in respect of any and all of the foregoing;
                           (xiii)   with the sanction of a Resolution, selling
                                    or otherwise disposing of a Vessel (or a Subsidiary owning such Vessel) prior to the termination of its Original Charter;
                                    provided that the sanction of a Resolution shall not be required if in the Board's discretion it is deemed necessary or adviseable to sell or otherwise dispose of a Vessel or a Subsidiary in connection with the termination of the U.K. Finance Lease arrangements while an Original Charter remains in effect;
                           (xiv)    entering into, and causing the Subsidiaries
                                    to enter into, agreements to charter, lease, sell or otherwise dispose of a Vessel (or a Subsidiary owning such Vessel) upon the termination of its Original Charter and any subsequent charters;
                           (xv)     with the sanction of a Resolution, entering
                                    into agreements to amalgamate, merge, sell, liquidate or otherwise dispose of any of the Subsidiaries;
                           (xvi)    without the sanction of a Resolution,
                                    causing the transfer of a Vessel or the
                                    related rights under the U.K. Finance Lease arrangements from a Subsidiary to a newly-formed wholly-owned subsidiary of the
                                    Company in a "Permitted Intra-Group
                                    Disposal", as such term is defined in the Credit Facility, whereupon such newly-formed wholly-owned subsidiary shall be deemed a "Subsidiary" for purposes of Bye-Law 1; and
                           (xvii)   engaging in those activities, including the
                                    entering into additional or supplementary agreements, documents and instruments necessary, suitable or convenient to accomplish the foregoing or incidental thereto or connected therewith.
                           (xviii)  PROVIDED ALWAYS so long as any Charter
                                    remains in effect (A) the Company shall: (i) not have an office or fixed place of business in the United States or any territory or subdivision thereof
                                    (collectively, the "U.S."); (ii) use all reasonable efforts and cause the
                                    Subsidiaries not to engage in "systematic and continuous contacts" with the U.S. so as to avoid the general jurisdiction of the U.S.; provided, however, that the Board shall have the power to cause the Company to perform all acts necessary or desirable to the fulfillment of its rights and obligations and in furtherance of the consummation of the transactions described in this Bye-Law 84 (and any renewal or refinancing thereof), and the status of the Company as a "reporting company" pursuant to the Securities Exchange Act of 1934 (the
                                    "Exchange Act"), and including in connection with the raising of equity or debt in the U.S., and as required by law in connection therewith, and provided, further, that the performance of such acts, including agreeing in any of the documents and agreements described in this Bye-Law (the "Transaction
                                    Documents") or any other related agreements to (x) the choice of the laws of the U.S.
                                    and (y) submission to the jurisdiction of the federal and state courts located in the Borough of Manhattan, City of New York solely in connection with any disputes arising out of or in connection with such Transaction Documents and agreements shall not be deemed a violation of this Bye-Law;
                                    and (B) the Board shall cause the Company to vote the shares of any Subsidiary against any proposal to amend Section [___] of such Subsidiary's articles of association or otherwise consent to any amendment to such Section [___] except as approved by not less than 66-2/3% of the Company's outstanding
                                    Common Shares. [end of deleted text]

85. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons. [start of deleted text] provided however that such powers shall only be exercised in furtherance of the businesses set forth in Bye-law 83.[end of deleted text]

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            Knightsbridge Tankers Limited
                                            (Registrant)




Date  June 8, 2005                          By /s/ Kate Blankenship
                                               Kate Blankenship
                                               Secretary



01655.0002 #577810